Bob Shanks Executive Vice President Chief Financial Officer	World Headquarters One American Road Dearborn, MI 48126
September 29, 2017

Via email and EDGAR

Mr. Lyn Shenk
Branch Chief
Office of Transportation and Leisure
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3561

Re:    Ford Motor Company
Form 10-K for Fiscal Year Ended December 31, 2016 (“2016 10-K Report”)
Form 10-Q for Fiscal Quarter Ended June 30, 2017 (“Second Quarter 2017 10-Q Report”)
File No. 001-03950

Dear Mr. Shenk:

The following is in response to the comments set forth in your letter dated August 17, 2017. For ease of reference, each comment is repeated verbatim, with our response immediately following.

Form 10-Q for the Fiscal Quarter Ended June 30, 2017

Notes to the Financial Statements
Note 2. New Accounting Standards, page 6

1.
In the penultimate paragraph on page 6, you state under the new revenue standard that for certain vehicle sales where revenue was previously deferred, such as vehicles subject to a guaranteed resale value recognized as a lease and transactions in which a Ford-owned entity delivered vehicles, revenue is now recognized when vehicles are shipped. Please explain to us in greater detail the nature and terms of such contracts and provide us with the basis for your accounting conclusions under ASC 606 and under legacy US GAAP. As part of your response, please tell us how contracts with vehicle sales subject to a guaranteed resale value differ from transactions with guaranteed repurchase obligations which continue to be accounted for as operating leases under ASC 606 (page 11).

Under Topic 606, “Revenues from Contracts with Customers,” revenue is recognized when a customer obtains control of a promised asset and the entity satisfies its performance obligations under the terms of a contract. Paragraph 606-10-25-30(d) states that, “The transfer of the significant risks and rewards of ownership of an asset to the customer may indicate that the customer has obtained the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. However, when evaluating the risks and rewards of ownership of a promised asset, an entity shall exclude any risks that give rise to a separate performance obligation in addition to the performance obligation to transfer the asset.” This is in contrast to the accounting rules under legacy U.S. GAAP, where revenue was recognized only after all risks and rewards of ownership under the contract transferred to the customer.

Ford Motor Company
September 29, 2017

For the majority of our sales of vehicles, parts, and accessories, the transfer of both control and all risks and rewards occurs when we ship the product from our manufacturing facility to our dealers. However, for the following two contract arrangements, the customer obtains control of the vehicles prior to assuming all risks and rewards:

1.	Vehicles Subject to a Guaranteed Resale Value – We sell vehicles to daily rental companies under a guaranteed auction value (“GAV”) program. Contract terms under the GAV program include the following:

•
Title to the vehicle is transferred to the GAV customer in exchange for proceeds paid to us. The GAV customer typically owns the vehicle for 4 to 24 months. Title remains with the GAV customer until the vehicle is re-sold.

•
The GAV is a VIN-specific value based on a formula agreed to with the GAV customer at contract inception [GAV = invoice price – depreciation – excess mileage – damages]. Depreciation is calculated using a tiered schedule reflecting the number of months the customer keeps the vehicle in service. The adjustment for depreciation, excess mileage, and damage is determined after the GAV customer transfers the vehicle for auction.

•	The GAV customer has the sole discretion whether to keep the vehicle or resell the vehicle at auction either through the GAV program or on its own.

•	The GAV customer receives proceeds directly from the auction company when the GAV customer chooses to sell the vehicle at auction under the GAV program.

•
If the proceeds received from auction under the GAV program are less than the guaranteed value based on the agreed formula, we pay the difference to the GAV customer. We are entitled to any amount received at auction in excess of the GAV.

•	The GAV contract includes a conditional obligation for us to repurchase an eligible, unsold vehicle from the auction at the guaranteed value on the 91st day after the vehicle is accepted for auction.

The terms of our GAV program provide the GAV customer with full legal ownership and the unconditional right to either keep a GAV vehicle or sell it at auction. In each of 2015 and 2016, approximately 64,000 vehicles were sold to a customer under the GAV program and, on average, GAV program vehicles sold at auction within 30 days. The number of vehicles we purchased at auction that remained at auction greater than 90 days in each of 2015 and 2016 was about 5% of the total GAV units.

Vehicles remain unsold for90 days at auction for three primary reasons:

1)
The units are subject to an ongoing recall campaign – The FAST Act prohibits rental companies from selling, leasing, or otherwise transferring vehicles for use on the highways that are subject to an ongoing recall campaign. In some cases, vehicles may not be repaired within the 90 days due to a shortage of parts. We purchase these vehicles, perform repairs, and resell the vehicles through the auction process.

2)
Unexpected volume or seasonality – The auction company, in consultation with us, has established auction floor prices for vehicles. Occasionally, the auction company receives a significant number of a specific vehicle model or vehicles highly sensitive to seasonality (e.g., Mustangs in November). Because of volume or seasonality factors, the bid price on vehicles sent to auction by the GAV customer may remain below the auction floor price during the 90 day period. Accordingly, we will arrange to purchase the vehicles rather than risking the need for the auction to sell them below the floor price. This practice provides us with the ability to protect the brand and residual value of the vehicles by managing the flow of these vehicles in the secondary market. Through timing their resale through the same auction process, we can ensure the concentration of vehicles at auction does not result in an artificial or unexpected deterioration in residual values.

Ford Motor Company
September 29, 2017

3)	The vehicle title was lost and a new title was not issued within the 90 day period.

Under legacy U.S. GAAP, our promise of a guaranteed resale value at auction was considered a retention of risk, thus we were precluded from recognizing revenue when we transferred the vehicle to the GAV customer. Accordingly, we accounted for the transaction as a lease, consistent with Topic 840, “Leases”, paragraph 840-10-55-14. However, ASC 606 amended Topic 840, adding paragraph 840-10-55-14A which states, “a sales incentive program in which an entity (for example, a manufacturer) contractually guarantees that it will pay a purchaser for the deficiency, if any, between the sales proceeds received for the equipment and the guaranteed minimum resale value should be accounted for in accordance with Topic 460 on guarantees and Topic 606 on revenue from contracts with customers.”

The terms of our GAV contracts provide the customer with an unconstrained right to direct the use of, and obtain substantially all of the benefits from ownership of, the vehicle in exchange for payment to us. As noted above, the GAV contracts stipulate that legal title of the vehicle transfers to and remains with the customer, the resale of the vehicle is at the sole discretion of the customer, and the customer receives proceeds from the sale to a third-party purchaser directly from the auction company. Accordingly, we have transferred significantly all risks and rewards to the customer. Therefore, consistent with the guidance in ASC Topics 606 and 840, we now recognize revenue for vehicles sold to customers under the terms of the GAV program at the point in time at which the customer obtains control of the GAV vehicle, generally upon shipment from the manufacturing facility. At the same time, we record a liability for the best estimate of the amount we will have to pay under the terms of the guarantee. We disclosed the recorded amount of the guarantee, as well as the maximum potential payment for the guarantee, in our Second Quarter 2017 10-Q Report, Note 16 of the Notes to our Financial Statements.

In contrast, we offer a rental repurchase program, the terms of which differ from the terms of the GAV program in that they provide fleet customers with an unconditional option to sell the vehicle back to us rather than selling the vehicle to a third-party purchaser at auction. We are obligated to repurchase the vehicle at a price determined based on the agreed formula once the fleet customer exercises its option. Paragraph 606-10-55-72 states, “if an entity has an obligation to repurchase the asset at the customer’s request (a put option) at a price that is lower than the original selling price of the asset, the entity should consider at contract inception whether the customer has a significant economic incentive to exercise that right… if the customer has a significant economic incentive to exercise that right, the entity should account for the agreement as a lease in accordance with Topic 840 on leases unless the contract is part of a sale-leaseback transaction.”

Unlike the GAV repurchase, in which we purchase approximately 5% of the vehicles sent to auction by the GAV customer for the reasons stated above, approximately 95% of vehicles sold to fleet customers under the terms of rental repurchase contracts were returned to us and re-titled in our name. Accordingly, we concluded that because the terms of our rental repurchase program provide the fleet customer with both an unconditional option to put the vehicle back to us, and a significant economic incentive to exercise the option (neither of which exist with the GAV repurchase), the rental repurchase arrangement should be accounted for as a lease in accordance with ASC 840.

When differentiating a repurchase obligation from a guaranteed resale value obligation, the FASB observed in paragraph BC431 of the basis for conclusions that “the customer’s ability to control the asset in each case is different. If the customer has a put option that it has significant economic incentive to exercise, the customer is restricted in its ability to consume, modify, or sell the asset. However, when the entity guarantees that the customer will receive a minimum amount of sales proceeds, the customer is not constrained in its ability to direct the use of, and

Ford Motor Company
September 29, 2017

obtain substantially all of the benefits from, the asset.” Although the cash flows under our GAV and rental repurchase programs may be similar, the contractual terms of the conditional repurchase by us under the GAV program does not constrain the customer’s ownership of the vehicle like the contractual terms of the unconditional repurchase by us under our rental repurchase program.

2.
Vehicles shipped to customers by a Ford-owned delivery company – Generally, we ship vehicles from our assembly plants and they are delivered to dealer locations via unrelated third-party transportation companies. In certain European markets, however, we deliver the vehicles to the dealer locations and we retain the risk, albeit insignificant, for damage to the vehicles while in transit. Under legacy U.S. GAAP, we deferred revenue under this arrangement because we had not transferred all risks and rewards.

Regardless of our involvement in the delivery process, under ASC 606 the transfer of control occurs when the vehicle is shipped. The customer legally owns the vehicle once it has been shipped. We cannot sell the vehicle to a different dealer and the dealer is not constrained in its ability to direct the use of, and obtain substantially all of the benefits from, ownership of the vehicle. Accordingly, under ASC 606, we concluded that revenue should be recognized when these vehicles are shipped. We also elected to treat shipping and handling activities that occur after the transfer of control to the customer as a cost related to the fulfillment of the sales contract as opposed to a performance obligation as permitted by ASC 606-10-25-18B.

Note 3. Revenue, page 10

2.
We note your presentation of disaggregated revenue by major source on page 10. With respect to the disclosure requirements of ASC 606-10-50-5, please tell us how you considered the guidance in paragraphs ASC 606-10-55-89 through 55-91 in selecting the appropriate categories to use to disaggregate revenue.

In determining the appropriate categories to use to disaggregate revenue by major source for purposes of our disclosure, we started with the requirements of paragraph 606-10-50-5, which requires an entity to disaggregate revenue from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

Paragraph 606-10-55-90 provides considerations of what an entity should consider when selecting the type of categories to use to disaggregate revenue --

“When selecting the type of category (or categories) to use to disaggregate revenue, an entity should consider how information about the entity’s revenue has been presented for other purposes, including all of the following:

a.	Disclosures presented outside the financial statements (for example, in earnings releases, annual reports, or investor presentations)

b.	Information regularly reviewed by the chief operating decision maker for evaluating the financial performance of operating segments

c.
Other information that is similar to the types of information identified in (a) and (b) and that is used by the entity or users of the entity’s financial statements to evaluate the entity’s financial performance or make resource allocation decisions.”

The information about our revenue that we disclose to investors and users of our financial statements is the same that is used by our chief operating decision maker for evaluating the financial

Ford Motor Company
September 29, 2017

performance and making resource decisions. In our earnings releases, annual reports, and investor presentations, we present revenue for our reportable segments -- Automotive segment, Financial Services segment and All Other. Within our Automotive segment, we disclose revenue by geographical region (our five Automotive geographical regions are North America, South America, Europe, Middle East & Africa, and Asia Pacific).

Our chief operation decision maker reviews the financial performance of operating segments monthly. The process of gathering the information begins with our annual business plan, where we prepare a five-year revenue projection by our four operating segments and by our five geographical regions for the Automotive segment. As we complete our monthly accounting close and update our annual forecast, our chief operating decision maker evaluates the financial performance of our four operating segments by reviewing reports showing the month’s revenues in total, by segment and by our five geographical regions for the Automotive segment, and compares the results with the prior year. Each month our chief operating decision maker also evaluates the forecasted performance of our operating segments by reviewing reports showing the forecasted revenue by segment and by our five geographical regions for the Automotive segment and compares the results with the prior year, the business plan, and the previous month’s forecast.

Information about our revenue that is shown to and used by our Board of Directors is also disaggregated by operating segment and by our five geographical regions for the Automotive segment.

In applying guidance of paragraph 606-10-55-90, we considered whether the disclosure of disaggregated revenue in our Notes to our Financial Statements should consist of revenue by our five geographical regions for the Automotive segment. This disaggregation of our Automotive Segment revenue is already disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations of our Form 10-K and 10-Q reports. Furthermore, revenue by major geographical market is disclosed in the Notes to our annual Financial Statements. Rather than repeat the geographical disaggregation of revenue in our ASC 606 financial statement disclosures, we concluded that a disaggregation of total Revenue by reportable segment and by nature of our contracts would provide additional and meaningful information to the readers of our financial statements.

We also looked to paragraph 606-10-55-91 and considered the example categories of type of good or service, type of customer, and timing of transfer of goods or services to be relevant to the disaggregation of our contracts. Geographical location (explained above), type of contracts, contract duration, and sales channels were not materially relevant disaggregation criteria for our contracts. Finally, we also considered customer class and significant performance obligations to be significant differentiators of our types of revenue contracts.

Considering all of this, we concluded that the disclosure for major sources of revenue that would be most meaningful to the users of our financial statements and best meet the disclosure requirements under ASC 606 would be the following elements that impact the economics of our contractual arrangements:

•	Products/services

•	Customer class

•	Timing of cash flows

•	Timing of revenue recognition

•	Pricing model

•	Significant ongoing performance obligations

Ford Motor Company
September 29, 2017

We aggregated contracts based on similar element traits, and identified the following categories for disclosure:

•
Vehicles, parts, and accessories. Our primary source of revenue is from the sale of new vehicles, parts, and accessories. These sales involve products that are new and are sold to the same class of customer – our dealers. We recognize revenue generally when we ship the products from our manufacturing facilities or depots. We receive payment within thirty days. The amount of revenue is dependent on variable consideration such as refunds, rebates, and returns. Finally, the contractual terms of the sales transactions do not involve significant ongoing performance obligations.

•
Sale of used vehicles. We also generate revenue from the sale of used vehicles, both from sales through auction to dealers and sales by our consolidated dealers to retail customers. The sale of used vehicles involve products that differ from those discussed above in age, brand (Ford and competitor brands), and our type of warranties. We receive cash and recognize revenue at the point the vehicles are sold, either at auction or at retail sale. Finally, unlike new vehicles, parts, and accessories, the consideration for used vehicles does not vary due to refunds, rebates, and returns (i.e., consideration is fixed).

•
Extended service arrangements. Extended service arrangements act as a form of insurance for our retail customers on vehicles requiring maintenance and for mechanical issues that are not covered by warranty. We sell the extended service contracts directly to vehicle owners through the dealers acting as our agents, and provide coverage on both Ford and competitor brand new and used vehicles. We receive cash at inception of the contract, but recognize revenue over the contract period, consistent with Topic ASC 605-20. The contract price is fixed and does not contain variable consideration. The contracts contain performance obligations and these are satisfied over time as repairs are made.

•
Other revenue. Other revenue represents the aggregation of revenue streams from a variety of services we perform either as primary obligor or as agent. The customers under these arrangements are generally suppliers and other third-party entities. We recognize revenue as services are completed and we are entitled to payment. Cash is collected under standard invoicing terms.

3.
You present “vehicles, parts, and accessories” as a major source of revenue. Please explain to us why the aggregation of revenue from “parts and accessories” with revenue from “vehicles” is appropriate pursuant to ASC 606-10-50-5. We note from your disclosures that parts and accessories appear to be subject to return from customers, whereas this does not appear to be the case for vehicles. It also appears these categories may have other different characteristics, such as type of good, pricing and dollar magnitude of contribution to margins.

As explained in our response to Question 2, we aggregated the various sources of revenue based on the similarities of six elements and, for the following reasons, concluded that vehicles, parts, and accessories should be aggregated for purposes of our revenue disclosures.

•	Products/services – Parts and accessories are products that essentially provide a form of annuity earned from the sale of vehicles

•	Customer class – Vehicles, parts, and accessories are sold primarily to the same customer class – the dealers

•	Timing of cash flows – Cash from the sale of vehicles, parts and accessories is received from the customer’s financing source at the time of sale

•
Timing of revenue recognition – Revenue is recognized when we transfer control of vehicles, parts, and accessories which is generally at the point of shipment from our manufacturing facilities or depots

Ford Motor Company
September 29, 2017

•	Pricing model – The pricing model for vehicles, parts, and accessories results in variable consideration (as discussed in more detail below)

•	Significant ongoing performance obligations – Contracts for sales of vehicles, parts, and accessories do not involve significant ongoing performance obligations

With regard to the pricing model, paragraph 606-10-32-6 states, “An amount of consideration can vary because of discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties, or other similar items.” Our contracts for the sale of parts and accessories are generally subject to a return option ranging from 60 to 90 days. With the exception of the rental repurchase arrangement described in our response to Question 1, our vehicles sales do not include a return option. However, our contracts for the sales of parts and accessories also include other discounts and/or rebates – similar to our contracts for vehicle sales. As the standard includes return options (or refunds), discounts, and rebates as forms of variable consideration, we elected to estimate and recognize the amount of variable consideration for all sales of vehicles, parts, and accessories using the same method allowed under paragraph 606-10-32-8(b). Therefore, we concluded the return option provided under our sales of parts and accessories and our method used to measure consideration for these sales resulted in a pricing model that is similar to the pricing model used for the sale of vehicles. Given the similarities of all six of the contract elements for sales of vehicles, parts, and accessories, we concluded that these sources of revenue should be aggregated as one category of revenue for our disclosures.

We acknowledge that the margins for parts and accessories may differ from vehicle margins. However, margins also differ, for example, between large and small vehicles and between our Ford and Lincoln brands. The only reference to margin in ASC 606 is in the context of allocating transaction prices in contracts with separate performance obligations. In addition, ASC 606-10-50-6 and ASC 606-10-55-89 through 55-91 do not make reference to margin as a key differentiator for purposes of the disaggregated revenue disclosure. Therefore, we did not consider differences in margins to be relevant when identifying our disclosure categories related to major sources of revenue.

4.	Please tell us how you considered and complied with the disclosures requirement outlined in ASC 606-10-50-12(b) with respect to significant payment terms.

Paragraph 606-10-50-12(b) requires disclosure of significant payment terms. For example, we are required to disclose information regarding when payment is typically due, whether there are significant financing components, whether consideration is variable, and whether variable consideration is typically constrained.

On page 26 of our 2016 10-K Report, we state that most of our vehicle sales are financed at wholesale by our wholly-owned subsidiary Ford Credit and that the dealer then pays the wholesale finance receivable to Ford Credit when it sells the vehicle to a retail customer. We disclose the general terms, balances, aging, and credit quality of wholesale finance receivables in our Notes to the Financial Statements (Note 6 of our 2016 10-K Report and Note 8 of our Second Quarter 2017 10-Q Report). In Note 3 to the Financial Statements contained in our Second Quarter 2017 10-Q Report, we discuss our variable consideration with regard to our sales of vehicles, parts, and accessories. For the other sources of revenue, we do not have any material significant payment terms as we generally receive cash when the performance obligation is satisfied.

We believe the disclosures above meet the requirements outlined in ASC 606-10-50-12(b). However, in response to your comments, beginning with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, we will supplement our disclosure in our Revenue Note to the Financial Statements to describe the wholesale financing by Ford Credit and state that we do not have any material significant payment terms.

Ford Motor Company
September 29, 2017

Management’s Discussion and Analysis

Debt, page 57

5.
You disclose the increase in total automotive debt at June 30, 2017 from December 31, 2016 is due in part to an increase in local debt in international markets, including the impact of the adoption of ASC 606. Please explain to us how the adoption of ASC 606 contributed to the increase in local debt in international markets.

For certain sales arrangements in Argentina, the adoption of ASC 606 resulted in a reclassification to debt amounts that were previously reported as deferred revenue. Specifically, we offer to sell vehicles to individuals who are members of a group organized for the purpose of purchasing and financing vehicles through a group membership (“Consorcio”). We receive cash from the group in advance of the group awarding individual members with the right to order a vehicle. If the member chooses not to place an order, we have the obligation to refund the amount collected from the member of the group plus interest indexed to the pricing of the vehicle.

Under legacy GAAP, we reported the cash received in advance of vehicle orders on our Consolidated Balance Sheet as deferred revenue reported in Other liabilities and deferred revenue, current. When the vehicle was ultimately delivered to the individual member, we reversed the deferred revenue and recorded automotive revenue on our Consolidated Income Statement.

ASC 606 emphasizes the importance of identifying the customer and the contract with specific criteria for determining when there is a sales contract. The two criteria in paragraph 606-10-25-1 that were most relevant in our analysis of the Consorcio arrangement are: i) whether the parties to the contract have approved the contract and are committed to perform their respective obligations, and ii) whether we can identify each party’s rights regarding the goods to be transferred. Because we are not obligated to manufacture a vehicle and we do not have a right to keep the cash received, until the individual member has ordered a vehicle, we do not have a contract with a customer under ASC 606. Consequently, we have a financial liability until the customer orders a vehicle (i.e., when we have a contract), at which point we reclassify the financial liability to deferred revenue.

Financial liabilities that bear interest are reported as debt on our Consolidated Balance Sheet. The terms of the Consorcio arrangement require that we pay interest when we return cash to an individual member who chooses not to order a vehicle. Therefore, we now report such amounts collected prior to vehicle orders as debt.

We appreciate your assistance in our compliance with applicable disclosure requirements and in enhancing the overall disclosures in our filings. Should you have any questions or comments regarding our responses, please feel free to contact me at (313) 322-0282.

Sincerely,

/s/ Bob Shanks

Bob Shanks